FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

8 May 2012

HSBC Holdings plc - Interim Management Statement

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement. The trading update call will take place at 11.00am BST, and details of how to participate in the call and the live audio webcast can be found below and at Investor Relations on www.hsbc.com.

Audio webcast and conference call

Date
Tuesday, 8 May 2012

Time
6.00am DST
11.00am BST
6.00pm HKT

Audio webcast
Please follow this link for the webcast: http://www.hsbc.com/1/2/investor-relations/financial-info

Speakers
Stuart Gulliver, Group Chief Executive
Iain Mackay, Group Finance Director

Conference details for investors and analysts
Passcode: HSBC

Toll		Toll free
UK	+44 (0) 20 7784 1036	UK	0800 279 4841
USA	+1 646 254 3366	USA	1877 249 9037
Hong Kong	+852 3009 5112	Hong Kong	800 964 186

Replay conference call details (available until 8 June 2012)
Passcode: 8179148#

Toll		Toll free
UK	+44 (0) 20 7111 1244	UK	0800 358 7735
USA	+1 347 366 9565	USA	1866 932 5017
Hong Kong	+852 3011 4669

Investor Relations                                                                               Media Relations

Guy Lewis                                                                                             Patrick Humphris
Tel: +44 (0) 20 7992 1938                                                                     Tel:+44 (0) 20 7992 1631

Hugh Pye                                                                                              Margrit Chang
Tel: +852 2822 4908                                                                              Tel: +852 2822 4983

Note to editors:
HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, HSBC is one of the world's largest banking and financial services organisations.

Highlights

•    Reported profit before tax ('PBT'), which included adverse credit spread movements of US$2.6bn on the fair value of our own debt, was US$4.3bn. We continue to reap the benefit of investment in faster-
      growing markets, with PBT increasing by 21% in Hong Kong, 24% in Rest of Asia-Pacific and 11% in Latin America over 1Q11.

•    Underlying PBT for 1Q12 was up 25% compared with 1Q11 to US$6.8bn. The main factors driving this improvement were increased revenues in Global Banking and Markets, Commercial Banking and Retail
      Banking and Wealth Management, the latter from faster-growing regions.

• Underlying cost efficiency improved from 58.7% to 55.5%, driven by increased revenues.

•    We have made good progress on all areas of strategy, including sustainable cost savings, and have announced 11 transactions to dispose of or close businesses since the start of 2012. FTEs have fallen by
      14,000 since Q1 2011 and 3,500 since the end of last year.

• Core tier 1 capital ratio was 10.4% at 31 March 2012.

Group Chief Executive, Stuart Gulliver, commented:

"We have had a good start to the year. Reported PBT for the quarter was US$0.6bn down compared with 1Q11 but underlying PBT increased by US$1.4bn, driven by increased revenues in Global Banking and Markets and Commercial Banking. We also increased Retail Banking and Wealth Management revenue in faster-growing regions. Our underlying cost efficiency ratio improved from 58.7% in 1Q11 to 55.5% in 1Q12.

"Underlying PBT was up by US$3.4bn on the preceding quarter, largely driven by a typically strong first quarter revenue performance by Global Banking and Markets which tends, like its industry peers, to perform well in the quarter. In addition, loan impairment charges reduced significantly compared with 4Q11, mainly in North America and Europe, and operating expenses fell following a reduction in the size and number of notable cost items.

"We continued to make good progress in implementing our strategy, with 11 transactions to dispose of or close businesses announced since the start of 2012, and we continued to position the business for growth with increased revenues in Hong Kong, Latin America and Rest of Asia-Pacific against the previous quarter. We also continued to reduce costs, recording US$0.3bn of sustainable cost savings in 1Q12, which takes the total annualised savings achieved to US$2.0bn.

"Markets remain volatile with high levels of debt and regulatory and political uncertainty in developed economies, contrasting with an encouraging outlook in faster-growing markets. Our performance in April has been satisfactory, and we remain confident that we will deliver on executing our strategy."
Execution of strategy

It is a year since we set out our strategy of establishing ourselves as the world's leading international bank. We have made significant progress in executing this strategy since last May, including important developments during the first quarter of 2012:

•    We continued to reshape the Group and improve capital deployment, testing the business against our five filters framework, and since the start of 2012, we have announced 11 transactions to dispose of or close businesses. We also entered into an agreement to acquire the onshore retail and commercial banking business of Lloyds Banking Group in the United Arab Emirates ('UAE'), a strong strategic fit in a country where we already have a significant presence, and we reached a preliminary agreement to merge our operations in Oman with those of Oman International Bank ('OIB') where, on completion, we will own 51% of the merged entity. OIB complements our Retail Banking and Wealth Management ('RBWM') business. Combining our two firms provides scale and access to a strong retail funding base from which we can leverage opportunities across Commercial Banking ('CMB') and Global Banking and Markets ('GB&M').

•    We took further steps to improve our cost efficiency and continued our programmes to implement consistent business models and restructure global businesses and global functions. Full time equivalent
       ('FTE') staff numbers are 14,000 lower than 1Q11 and 3,500 lower than 4Q11. Since May 2011, we have achieved US$1.2bn of sustainable cost savings, including US$0.3bn in 1Q12. This takes our total annualised savings achieved to US$2.0bn.

•    We continued to position the business for growth. Compared with 1Q11, revenue rose strongly in our faster-growing regions, notably in Latin America, Hong Kong and Rest of Asia-Pacific, which were up by 7%, 16% and 18%, respectively. We also captured incremental revenues during the quarter as a result of improved collaboration between CMB and GB&M. Wealth Management revenues were also higher, driven by a strong performance in insurance reflecting favourable market conditions and higher sales volumes, primarily in Hong Kong.

• We will provide an update on the implementation of our strategy at the Investor Day on 17 May.

Reconciliation of reported and underlyingprofit before tax1

	Quarter ended
	31 Mar 2012	31 Mar 2011	31 Dec 2011
	US$m	US$m	US$m

Profit before tax .................................................................................................	4,322	4,906	3,243

Effect of changes in own credit spread on the fair value of long-term debt issued ...	2,644	589	38
Adjustments for foreign currency translation and acquisitions and disposals ...........	(191)	(82)	72

Underlying profit before tax .............................................................................	6,775	5,413	3,353

1  We measure our performance internally on a like-for-like basis by eliminating the effects of exchange differences, acquisitions and disposals of subsidiaries and businesses and the effect of changes in credit spread on the fair value of our long-term debt where the net result of such movements will be zero upon maturity of the debt, all of which distort year-on-year comparisons. We refer to this as our underlying performance.

Financial performance commentary

1Q12 compared with 1Q11

•    Net operating income before loan impairment charges and other credit provisions ('revenue') was US$16.2bn in 1Q12, US$0.8bn lower than in 1Q11, reflecting the effect of adverse credit spread movements on the fair value of our own debt of US$2.6bn compared with adverse movements of US$0.6bn in 1Q11.

•    Excluding the effect of credit spread movements on the fair value of our own debt, revenues increased by US$1.2bn compared with 1Q11, of which positive movements on non-qualifying hedges accounted for US$0.2bn and gains on the disposal of businesses a further US$0.2bn. Revenue growth was led by GB&M, which reported higher disposal gains on available-for-sale securities in Balance Sheet
      Management, continued growth in Foreign Exchange earnings and stronger Rates income as market sentiment improved. CMB revenue also increased, driven by net interest income mainly derived from strong balance sheet growth in Asia, Latin America and Europe during the first half of 2011. In RBWM, revenues grew due to increased net interest income in faster-growing regions and higher insurance revenues, mainly in Hong Kong. These factors were partially offset by the effect of the ongoing run-off of the US consumer finance portfolios.

•    Loan impairment charges and other credit risk provisions were broadly in line with 1Q11. In North America, loan impairment charges were US$0.5bn less than in 1Q11 due to a reduction in balances and improvements in delinquency on balances less than 180 days contractually delinquent in the run-off Consumer Mortgage and Lending ('CML') and Card and Retail Services portfolios. In addition, in 1Q11 we increased our loan impairment allowances to reflect changes in economic assumptions about the pace of recovery of US home prices and delays in the timing of expected cash flows, notably as a result of the industry-wide slowdown in foreclosure processing. These factors continued to affect performance in 1Q12, but did so to a lesser extent than in 1Q11. This improvement in North America was offset by higher loan impairment charges in Latin America, mainly in our RBWM and CMB businesses in Brazil which were affected by higher delinquency rates following the rapid rise in lending balances in previous periods. In GB&M, loan impairment charges rose due to higher individually assessed charges for UAE-related exposures.

•    Operating expenses in 1Q12 of US$10.4bn were broadly in line with 1Q11. However, on a constant currency basis, costs were US$0.2bn higher due to a rise in performance-related costs in GB&M reflecting the higher revenues noted above (although the ratio of total compensation to net operating income remained in line with the 2011 full year payout ratio) and wage inflation in faster-growing regions.
      Operating expenses in both periods included provisions relating to customer redress programmes made in respect of the potential mis-selling of Payment Protection Insurance ('PPI') (US$468m in 1Q12
      compared with US$440m in 1Q11).

• The reported cost efficiency ratio was 63.9% compared with 60.9% in 1Q11 and 67.1% in 4Q11 while, on an underlying basis, it was 55.5%.

•    The number of FTE employees at the end of the quarter was 285,000, 14,000 lower than the peak at 1Q11 and nearly 3,500 below December 2011. This reflected the planned net reduction of staff numbers across the Group. We continue to recruit in our target areas.

•    During 1Q12 we achieved a further US$0.3bn of sustainable savings through our organisational effectiveness programme started in 2011. This was in addition to the US$0.9bn recorded during 2011. This takes our total annualised savings achieved to US$2.0bn.

•    The effective tax rate for the year to date of 32.0% was higher than 1Q11 mainly due to a current tax charge in respect of previous periods. The lower tax charge in 1Q11 included the benefit of US deferred tax of US$0.9bn recognised in respect of foreign tax credits.

•    Profit attributable to ordinary shareholders for the first quarter was US$2.4bn, down by US$1.6bn on 1Q11. This reflected a decrease in reported PBT driven by the adverse credit spread movements on the fair value of our own debt and the higher tax charge noted above. As a result, the annualised return on average ordinary shareholders' equity was 6.4%.

1Q12 compared with 4Q11

•     Revenue of US$16.2bn in 1Q12 was US$0.4bn lower than in 4Q11. Excluding the effect of credit spread movements on the fair value of our own debt, revenue was US$2.2bn higher than in 4Q11. This was driven by an increase in Rates and Credit revenues in GB&M as 4Q11 revenue was significantly affected by the turmoil in the eurozone sovereign debt markets. GB&M revenue also benefited from higher
       Balance Sheet Management gains on disposals and foreign exchange earnings. CMB revenue increased compared with 4Q11, though the growth slowed as lending balances remained broadly unchanged.

•    Compared with 4Q11, loan impairment charges decreased significantly, mainly in North America due to lower balances in Card and Retail Services and run-off portfolios, higher repayments and improved collections as customers made use of their seasonal tax refunds. An improvement in Europe reflected lower levels of individually assessed impairments in CMB and Global Banking, credit risk impairments on available-for-sale asset-backed securities and provisions on Greek sovereign debt.

•    Operating expenses were US$0.8bn lower than in 4Q11, due to the reduced effect of items such as the UK Government's bank levy of US$570m in 4Q11, US mortgage foreclosure and servicing costs of
      US$257m in 4Q11 and restructuring costs (including the impairment of certain intangible assets) of US$260m in 1Q12 compared with US$449m in 4Q11. By contrast, customer redress provisions of US$468m in 1Q12 were higher than in 4Q11 (US$262m). Excluding these items, operating expenses were in line with the previous quarter.

Balance sheet commentary

•    Reported loans and advances to customers increased by US$20.9bn during 1Q12. Excluding foreign exchange differences of US$19.0bn and a reduction in reverse repo balances, loans and advances to customers rose by US$4.7bn. In RBWM, mortgage lending continued to grow strongly in the UK, reflecting targeted sales activity, and, to a lesser extent, in Hong Kong, where housing market activity was relatively subdued compared with previous periods. This increase was largely offset by a seasonal reduction in credit card balances, the managed decline in lending balances in the run-off portfolios in
      North America and the reclassification of loans and advances relating to disposals of non-strategic RBWM banking operations in Rest of Asia-Pacific to 'Assets held for sale'. Lending to CMB customers has increased significantly in the past two years, although the pace of growth slowed in the second half of 2011 due to a reduction in certain trade finance loans in Hong Kong, and remained broadly unchanged during 1Q12. Targeted term and trade-related lending activity led to a rise in customer advances in CMB in Europe, Rest of Asia-Pacific, North America and Middle East and North Africa, while trade-related lending in Hong Kong stabilised. This was offset in part by a decline in lending balances in Latin America, primarily Brazil, as economic activity slowed, competition increased and more conservative credit risk policies were implemented, partly as a result of the rise in impairments. GB&M benefited from higher overdrafts in Europe and trade-related lending, notably in Hong Kong and Rest of Asia-Pacific, although this was partly offset by a small number of significant customer repayments in Europe. Global Private Banking ('GPB') saw a rise in demand for credit from its customers, notably in
       Hong Kong and Europe.

•    Reported customer account balances rose by US$30.5bn compared with December 2011. Excluding foreign exchange movements of US$22.3bn and an increase in repo balances, customer deposits rose by
      US$3.5bn in 1Q12. This reflected successful deposit campaigns in Hong Kong in RBWM and in Europe in RBWM and CMB, while GB&M benefited from institutional placements. The rise was partly offset by declines in deposit balances in GPB, due to a small number of large withdrawals, and in North America, where short-term customer placements at the end of 2011 returned to more normal levels in a competitive market.

•    Other significant balance sheet movements in the quarter included an increase in trading assets and liabilities as market activity recovered from the subdued levels seen in 4Q11 during the turmoil in the eurozone. Cash and balances at central banks also increased as we continued to place excess liquidity in Europe with central banks. This was partly offset by a decline in the fair value of interest rate and, to a lesser extent, foreign exchange derivative contracts, primarily in Europe, driven by upward movements in the yield curves in major currencies.

•    In addition to our €5.2bn (US$6.7bn) participation in the first tranche of the European Central Bank's ('ECB') Long Term Refinancing Operation ('LTRO') in December 2011, mainly in France, we participated in a further €0.3bn (US$0.5bn) of funding, primarily in Spain under the second tranche of the LTRO in February.

•    The core tier one ratio strengthened to 10.4% from 10.1% at 31 December 2011 as we generated capital of US$1.8bn. RWAs remained broadly unchanged with a decrease of US$7.2bn in the quarter, excluding the effect of foreign exchange differences. Market risk RWAs decreased by US$14.4bn as we reduced the risk in our trading portfolio and benefited from reduced market volatility. This reduction was offset by an increase of US$7.2bn in RWAs from credit risk, reflecting loan growth, mainly in our mainland China associates.

• On 30 April, the Board announced an interim dividend of US$0.09 per ordinary share.

Global Business commentary

In Retail Banking and Wealth Management, profit before tax for the quarter of US$2.2bn was significantly higher than in 1Q11 due to increased revenue and lower loan impairment charges and costs.

Revenue growth was in part driven by a strong performance in insurance, mainly in Hong Kong, where favourable market conditions benefited both the valuation of the present value of in-force long-term insurance business ('PVIF') and investment returns, along with higher life insurance sales volumes. Net interest income increased in Latin America and Hong Kong following lending growth during 2011, though it declined in North America due to lower lending balances in the run-off CML and Card and Retail Services portfolios and in Europe due to deposit spread compression. We benefited in North America from favourable fair value movements on non-qualifying hedges in HSBC Finance during the quarter of US$208m (1Q11: US$43m), and we recognised gains on the disposal of businesses in Thailand (US$108m) and Canada (US$75m) as we made further progress in rationalising our business in 1Q12.

Loan impairment charges were lower following the decline in lending balances in both our run-off CML and Card and Retail Services portfolios in the US. In 1Q11, we increased our loan impairment allowances to reflect changes in economic assumptions about the pace of recovery in house prices and delays in the timing of expected cash flows. These factors continued to affect performance in 1Q12, but did so to a lesser extent than in 1Q11. In the UK, delinquency rates fell due to improved credit quality. This was partly offset by higher loan impairment charges in Latin America, reflecting worsening delinquencies, mainly in Brazil, following strong balance sheet growth in previous periods.

Operating costs fell as we reduced the number of FTE employees across the Global Business as a result of organisational effectiveness programmes and disposals. We continued to recruit in target areas. Operating costs also declined in North America due to lower marketing expenses and a fall in holding costs of foreclosed properties following a decrease in the volume of properties held. The reduction was partly offset by wage inflation in faster-growing regions and higher restructuring costs. In the UK, we experienced a significant rise in the volume of claims relating to PPI. A further provision of US$468m was raised in 1Q12 compared with a charge of US$440m in 1Q11. US$504m was paid to customers during 2011 and 1Q12. There was a balance sheet provision of US$777m at 31 March 2012. The contribution from associates increased, mainly due to higher income from Ping An Insurance (Group) Company of China, Limited ('Ping An') which reflected strong growth in the insurance business.

Profit before tax increased by US$1.3bn compared with 4Q11 reflecting growth in revenue and lower loan impairment charges in North America. In addition, costs fell, in part reflecting the non-recurrence of a provision of US$257m related to US mortgage foreclosure servicing costs and a charge of US$48m associated with costs expected to arise from foreclosure delays involving loans serviced for government-sponsored enterprises in the US, partly offset by higher UK customer redress provisions during 1Q12.

We have announced a number of closures or disposals of businesses including the sale of our US Card and Retail Services business, the operating results of which can be seen in the Appendix. The transaction completed on 1 May, and the accounting gain will be reported in the second quarter of 2012.

Commercial Banking's profit before tax in 1Q12 was US$2.2bn compared with US$1.9bn in 1Q11, reflecting continued strong growth in revenues and our share of profits from associates.

The increase in revenues was driven by higher net interest income. Strong growth in customer advances, particularly in the first half of 2011, led to higher net interest income from lending activities in Europe, Hong Kong, Rest of Asia-Pacific and Latin America. Net interest income from deposits also rose, reflecting the significant growth in customer account balances in 2011 in Europe, Hong Kong and Rest of Asia-Pacific, partly attributable to our Payments and Cash Management business. In addition, liability spreads in Hong Kong and Rest of Asia-Pacific benefited from interest rate rises in certain Asian markets during 2011.

Revenues from Trade and Receivables Finance increased, benefiting from strong export-led lending growth. CMB continued to focus on enhancing collaboration with GB&M, leading to higher revenues from cross-selling to CMB customers, particularly foreign exchange products. Our share of profits from associates in mainland China also increased, driven by strong lending growth and widening spreads following the interest rate rises during 2011.

The increase in revenue was partly offset by higher loan impairment charges in Latin America, due to higher collective and individually assessed provisions associated withbalance sheet growth in previous periods. Loan impairment charges also rose in Europe as a result of individually assessed provisions across a number of sectors and in Rest of Asia-Pacific, driven by an individually assessed impairment on a corporate exposure in Australia.

Operating expenses rose, primarily in Latin America and Rest of Asia-Pacific, due to increasing inflationary pressures and higher staff numbers as we invested in key growth markets. Despite this, our cost efficiency ratio continued to improve as we managed our cost base effectively, with revenues growing much faster than operating expenses.

Global Banking and Markets' profit before tax of US$3.1bn in 1Q12 was US$147m higher than in 1Q11, driven by higher revenues which were partly offset by an increase in loan impairment charges and other credit risk provisions and operating expenses.

Strong revenue growth was recorded in a number of businesses. Balance Sheet Management realised higher gains on the disposal of available-for-sale securities as part of portfolio management activities. Our Foreign Exchange businesses benefited from robust client flows, notably in Hong Kong and Europe, supported by GB&M's ongoing collaboration with CMB. Continued growth in liability volumes contributed to higher Payments and Cash Management revenues, particularly in Europe and Rest of Asia-Pacific. Despite adverse movements on structured liabilities, Rates revenues increased, mainly in Europe as spreads on eurozone bonds tightened following the ECB's announcement of the LTRO, although the outlook for eurozone markets remains uncertain. This was offset in part by a decline in Equities revenues as market volumes were lower than in 1Q11.

Loan impairment charges and other credit risk provisions increased by US$239m in 1Q12 as a result of higher individually assessed charges for UAE-related exposures and charges on available-for-sale debt securities, compared with net releases of credit risk provisions in 1Q11. Operating expenses were also higher, largely due to performance-related costs which rose in line with increased revenue.

GB&M's profit before tax was US$1.8bn higher than in 4Q11 reflecting a significantly improved trading environment following the ECB's interventions at the end of 2011 and in 1Q12.

Global Private Banking's profit before tax of US$286m was US$22m lower than in 1Q11, driven by a fall in revenues and higher loan impairment charges which were partly offset by a reduction in operating expenses. Fee income declined, driven in part by lower average assets under management. Loan impairment charges and credit risk provisions in 1Q12 compared with net releases in 1Q11, mainly due to an impairment of available-for-sale debt securities and, in the UK, individually assessed loan impairment charges. Operating expenses decreased due to lower staff costs reflecting a reduction in performance-related pay and lower average FTE employees, partly offset by higher restructuring costs. Net new money outflows of US$0.5bn in the quarter were primarily the result of a small number of large withdrawals in Switzerland, partly offset by net new money inflows in Asia.

Profit before tax was higher than in 4Q11, driven by increases in trading income and net fee income coupled with lower loan impairment charges and operating expenses.

In 'Other', the loss before tax for 1Q12 was significantly higher than in 1Q11 due to increased adverse fair value movements arising from the effect of changes in credit spreads on the fair value of our long-term debt. These are not regarded internally as part of managed performance and are therefore not allocated to global businesses. Excluding this, our loss before tax in 1Q12 remained above 1Q11 due to higher adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued by HSBC Holdings plc and its European and North American subsidiaries.

Regional commentary

In Europe, our loss before tax in 1Q12 was US$997m compared with a profit before tax of US$652m in 1Q11. This was driven by the effect of higher adverse movements in credit spreads on the fair value of our own debt of US$2.0bn in 1Q12 compared with adverse fair value movements of US$397m in 1Q11. Excluding this, profit before tax of US$1.0bn in 1Q12 was US$98m lower than in 1Q11 as higher revenues were more than offset by an increase in operating expenses and loan impairment charges.

In CMB, revenue growth was driven by higher average lending volumes across the region, notably lending to small and medium-sized enterprises in the UK, as a result of focused marketing campaigns and progress made on strategic initiatives including international trade and GB&M collaboration. In RBWM, the benefit to net interest income of strong mortgage growth during 2011 and in 1Q12 was more than offset by the effect of deposit spread compression, reflecting the continuing low interest rate environment and competition for customer account balances. Stronger revenues in GB&M arose from the disposal of available-for-sale securities in Balance Sheet Management, and higher Rates and Foreign Exchange revenues as investor sentiment improved and client flows increased, respectively.

Operating expenses rose, mainly driven by higher performance-related costs in GB&M in line with increased revenue. We achieved about US$120m of sustainable savings during 1Q12 within operating expenses in Europe. During the quarter, we experienced a significant rise in claim volumes in relation to PPI. A further provision of US$468m was raised in 1Q12 compared with a charge of US$440m in 1Q11. US$504m has been paid to customers during 2011 and 1Q12; at 31 March 2012 there was a balance sheet provision of US$777m. As there are many factors which affect the estimated liability, there remains a degree of uncertainty around the eventual costs of redress for this matter.

Loan impairment charges and other credit risk provisions were higher due to individually assessed provisions in CMB across a range of sectors, including retail, wholesale and manufacturing, and the non-recurrence of net releases on available-for-sale debt securities in GB&M in 1Q11. The rise was partly offset by a continued reduction in loan impairment charges in RBWM in the UK as we focused our lending growth on higher quality assets and continued to actively monitor the portfolio, leading to an improvement in delinquency trends across both the secured and unsecured lending portfolios.

In Hong Kong, profit before tax increased by 21% to US$1.9bn compared with US$1.6bn in 1Q11, driven by higher net interest income from improved deposit spreads, and strong customer lending growth across the business in the first half of 2011. This was partly offset by narrower asset spreads, mainly in RBWM. Performance in our insurance business improved as favourable market conditions benefited both the valuation of PVIF and investment returns. Insurance sales grew, notably of insurance contracts with discretionary participation features and a universal life insurance product designed for high net worth individuals. GB&M also contributed to improved profitability, with positive performances in Rates trading activities, reflecting market volatility and favourable positioning, and increased client activity in Foreign Exchange. Higher fees were earned from primary debt issuance. Operating expenses rose, although not to the same extent as revenues, largely from higher performance-related pay in GB&M and wage inflation. Year-on-year loan impairment charges increased from a low base, primarily due to lower recoveries and releases in GB&M.

In 1Q12, lending balances grew marginally, primarily in GB&M and GPB. In RBWM, there was a small increase in mortgage lending in the quarter as demand remained low. Loan balances in CMB were broadly unchanged in 1Q12 as trade-related lending stabilised following reductions in the latter half of 2011.

In Rest of Asia-Pacific, profit before tax in 1Q12 increased by 24% compared with 1Q11 to US$2.0bn. Net interest income grew due to strong balance sheet growth in the region in 2011, supported by improved liability spreads. Average lending balances grew as demand for credit increased in CMB and GB&M, most notably in mainland China, and in RBWM, where it was driven by residential mortgages in Singapore and Australia. However, reported customer lending growth slowed in 1Q12 as certain assets in RBWM and GPB were reclassified to 'Assets held for sale' and a few large facilities were repaid in CMB and GB&M. Average customer deposits rose, reflecting our strategy to support lending growth through deposit acquisition. Deposit spreads widened compared with 1Q11 following interest rate rises in 2011, most notably in mainland China and India. In March 2012, we completed the sale of our RBWM business in Thailand and recognised a gain of US$108m. We incurred US$103m of restructuring costs in Japan, Thailand and Singapore as part of the ongoing strategic review of our businesses and support functions in the region. Other expenses were broadly in line with 1Q11. Loan impairment charges and other credit risk provisions rose due to an impairment charge on an available-for-sale debt security and, in Australia, an individually assessed impairment on a corporate exposure. The contribution from our associates in mainland China increased, particularly from Bank of Communications Co., Limited and Industrial Bank Co. Limited, as a result of widening spreads following successive interest rate rises in mainland China, and lending growth. Profits from Ping An also increased, reflecting higher revenues from its insurance and banking businesses.

In the Middle East and North Africa, profit before tax of US$332m was broadly in line with 1Q11. Lower costs, a reduction in loan impairment charges in RBWM and CMB, higher profits from our associate, The Saudi British Bank, and resilient revenues were largely offset by loan impairment charges and credit valuation adjustments on certain trading positions relating to a small number of exposures in GB&M. Revenues rose in RBWM as a result of wider spreads and higher average deposit volumes generated by marketing campaigns and targeted customer acquisition. In GB&M, higher yields on the available-for-sale investment portfolio were largely offset by the adverse credit valuation adjustments noted above. CMB revenues benefited from a growth in deposits, although this was offset by lower spreads on lending reflecting the competitive environment and a low level of demand for corporate credit. All businesses reported an improvement in costs from a lower employee base following the strategic cost savings programme we initiated in 2011.

In North America, profit before tax for 1Q12 of US$462m was considerably higher than in 1Q11 despite US$693m of adverse movements in the credit spreads on the fair value of our own debt compared with US$190m of adverse movements in 1Q11.

The rise in pre-tax profit reflected a reduction in loan impairment charges in our consumer finance portfolios, including Card and Retail Services. Despite the improvement in US economic conditions, serious threats to sustained economic growth remain. A future weakening in unemployment and the US housing market, or a slow return to normal levels of foreclosure activities, may result in a deterioration in credit quality and a rise in our loan impairment charges. Loan impairment charges fell by 30% compared with 1Q11, due to the reduction in lending balances and improvements in delinquency on balances less than 180 days contractually delinquent in both our run-off CML and Card and Retail Services portfolios. Also, our 1Q11 loan impairment allowances increased to reflect changes in economic assumptions about the pace of recovery of house prices and delays in the timing of expected cash flows. These factors continued to affect performance in 1Q12 but to a lesser extent than in 1Q11.

Costs declined by US$257m on 1Q11 as we continued to benefit from initiatives taken to reduce the cost base in the region: staff costs were lower as headcount reduced and marketing costs also fell. In addition, the holding costs of foreclosed properties were lower, following a decrease in the volume of properties held; however, we expect these costs and the costs related to our mortgage foreclosure processes to increase in future periods as the foreclosure process normalises. During 1Q12, we achieved about US$110m of additional sustainable savings, mainly through operational efficiencies.

Excluding the changes in the fair value of our debt due to movements in credit spreads referred to above, our revenue was broadly in line with 1Q11 and included favourable movements in the fair value of non-qualifying hedges in HSBC Finance of US$208m (compared with US$43m in 1Q11), as well as a gain of US$83m from the sale of the Private Client Services business in Canada. This was partly offset by reduced revenue from lower lending balances in the CML and Card and Retail Services portfolios.

Profit before tax increased markedly from 4Q11, reflecting a fall in loan impairment charges as balances in our CML and Card and Retail Services portfolios declined. Typically, in the first quarter we experienced seasonal improvements in our collection activities as some customers use tax refunds to make payments. In addition, costs were lower as 4Q11 included a provision of US$257m related to US mortgage foreclosure and servicing costs.

As part of our efforts to improve capital deployment, we announced a number of transactions including the sale of our US Card and Retail Services business, the operating results of which can be seen in the Appendix. This transaction completed on 1 May, and the accounting gain will be reported in the second quarter of 2012.

In Latin America, our profit before tax for 1Q12 of US$604m was 11% higher than in 1Q11, despite the slowing of economic growth in the region in the second half of 2011, the continuation of inflationary pressures and exchange rate movements against the US dollar. Total revenue rose by 7% on 1Q11 following growth in lending balances during 2011 in our CMB and RBWM businesses, primarily in Brazil. Higher Balance Sheet Management and Global Markets revenues in Brazil resulted from favourable positioning for interest rate movements. The higher revenues in the region were partly offset by exchange rate movements.

Loan impairment charges were US$231m higher than in 1Q11, driven by increased delinquency in Brazil following strong balance sheet growth in previous periods. On a reported basis, the region's operating expenses declined by 6% because of exchange rate movements against the US dollar; excluding them, our costs were unchanged. We continued to exercise strict cost control and made progress with our organisational effectiveness programmes, which resulted in sustainable cost savings of some US$60m in 1Q12 and a net reduction in FTE headcount of 3,000 compared with 1Q11. These savings enabled investment in strategic initiatives, primarily in Brazil and Argentina, where we continued to organically grow our operations.

Trading conditions since 31 March 2012 and outlook

While markets recorded a strong performance in 1Q12, high levels of debt combined with regulatory and political uncertainties continue to represent significant headwinds for developed economies. In contrast, the outlook for faster-growing markets is encouraging. We continue to anticipate a soft landing for mainland China and expect India and Brazil to continue to exhibit strong growth. For emerging markets as a whole we are forecasting GDP growth of over 5% this year, consistent with the long-term shift in the global economy.

Since 31 March, the performance of the Group has been satisfactory.

Notes

•     The information contained in this Interim Management Statement is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the financial year ended 31 December 2011, which contained an unqualified audit report, have been delivered to the registrar.

•     Income statement comparisons, unless stated otherwise, relate to the three months ended 31 March 2012 and are compared with the corresponding quarter in 2011. Balance sheet comparisons, unless otherwise stated, relate to balances at 31 March 2012 compared with the corresponding balances at 31 December 2011.

•     The financial information on which this Interim Management Statement is based, and the data set out in the appendices to this Statement, are unaudited and have been prepared in accordance with HSBC's accounting policies as described in the Annual Report and Accounts 2011. A glossary of terms is also provided in the Annual Report and Accounts 2011.

•     The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Interim Report 2012 announcement date ...............................................................................................	30 July 2012
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda ....................................................	15 August 2012
ADSs quoted ex-dividend in New York ...................................................................................................	15 August 2012
Dividend record date in Hong Kong ........................................................................................................	16 August 2012
Dividend record date in London, New York, Paris and Bermuda .............................................................	17 August 2012
Dividend payment date ..........................................................................................................................	4 October 2012

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC's financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•     changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts;
       changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets;
       adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries;
       adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•     changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of recent market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; and our success in addressing operational, legal and regulatory, and litigation challenges.

Summary consolidated income statement

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net interest income ...........................................................	10,087	10,057	10,370	10,324	9,911
Net fee income ..................................................................	4,310	4,096	4,257	4,436	4,371
Net trading income ............................................................	2,882	1,588	106	2,256	2,556

Changes in fair value of long-term debt issued and related derivatives ......................................................................	(2,391)	279	4,376	108	(602)
Net income/(expense) from other financial instruments designated at fair value ...................................................	1,049	473	(1,589)	103	291

Net income/(expense) from financial instruments designated at fair value ....................................................................	(1,342)	752	2,787	211	(311)
Gains less losses from financial investments .......................	459	98	324	278	207
Dividend income ................................................................	28	36	26	55	32
Net earned insurance premiums ..........................................	3,520	2,826	3,346	3,337	3,363
Other operating income .....................................................	496	195	286	971	314

Total operating income ..................................................	20,440	19,648	21,502	21,868	20,443

Net insurance claims incurred and movement in liabilities to policyholders ..................................................................	(4,239)	(3,009)	(1,555)	(3,214)	(3,403)

Net operating income before loan impairment charges and other credit risk provisions ................................	16,201	16,639	19,947	18,654	17,040

Loan impairment charges and other credit risk provisions ..	(2,366)	(2,971)	(3,890)	(2,882)	(2,384)

Net operating income .....................................................	13,835	13,668	16,057	15,772	14,656

Total operating expenses ...................................................	(10,353)	(11,166)	(9,869)	(10,141)	(10,369)

Operating profit .............................................................	3,482	2,502	6,188	5,631	4,287

Share of profit in associates and joint ventures ...................	840	741	967	937	619

Profit before tax ..............................................................	4,322	3,243	7,155	6,568	4,906

Tax expense ......................................................................	(1,385)	(582)	(1,634)	(1,221)	(491)

Profit after tax ................................................................	2,937	2,661	5,521	5,347	4,415

Profit attributable to shareholders of the parent company .	2,581	2,360	5,222	5,062	4,153
Profit attributable to non-controlling interests ...................	356	301	299	285	262

	US$	US$	US$	US$	US$

Basic earnings per ordinary share .......................................	0.13	0.12	0.29	0.28	0.23
Diluted earnings per ordinary share ....................................	0.13	0.12	0.28	0.27	0.22
Dividend per ordinary share (in respect of the period) ........	0.09	0.14	0.09	0.09	0.09

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised) .......................................................................................	6.4	5.8	13.2	13.2	11.4
Pre-tax return on average risk-weighted assets (annualised)	1.4	1.1	2.4	2.3	1.8
Cost efficiency ratio ..........................................................	63.9	67.1	49.5	54.4	60.9

Summary consolidated balance sheet

	At 31 March 2012	At 31 December 2011	At 30 June 2011
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks ...............................................................	153,382	129,902	68,218
Trading assets ..............................................................................................	387,646	330,451	474,950
Financial assets designated at fair value ........................................................	32,371	30,856	39,565
Derivatives ..................................................................................................	319,929	346,379	260,672
Loans and advances to banks .......................................................................	176,793	180,987	226,043
Loans and advances to customers ................................................................	961,325	940,429	1,037,888
Financial investments ..................................................................................	401,695	400,044	416,857
Assets held for sale ......................................................................................	38,593	39,558	1,599
Other assets .................................................................................................	165,484	156,973	165,195

Total assets .................................................................................................	2,637,218	2,555,579	2,690,987

LIABILITIES AND EQUITY
Liabilities
Deposits by banks ........................................................................................	120,987	112,822	125,479
Customer accounts ......................................................................................	1,284,428	1,253,925	1,318,987
Trading liabilities .........................................................................................	303,127	265,192	385,824
Financial liabilities designated at fair value ...................................................	91,884	85,724	98,280
Derivatives ..................................................................................................	320,298	345,380	257,025
Debt securities in issue .................................................................................	136,560	131,013	149,803
Liabilities under insurance contracts ............................................................	64,655	61,259	64,451
Liabilities of disposal groups held for sale ....................................................	23,997	22,200	41
Other liabilities ............................................................................................	120,093	111,971	123,560

Total liabilities ............................................................................................	2,466,029	2,389,486	2,523,450

Equity
Total shareholders' equity ...........................................................................	163,708	158,725	160,250
Non-controlling interests ............................................................................	7,481	7,368	7,287

Total equity ................................................................................................	171,189	166,093	167,537

Total equity and liabilities ...........................................................................	2,637,218	2,555,579	2,690,987

Ratio of loans and advances to customers to customer accounts ..................	74.8%	75.0%	78.7%

Capital

Capital structure

	At 31 March	At 31 December	At 30 June
	2012	2011	2011
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders' equity ....................................................................................	158,480	154,148	154,652
Non-controlling interests ............................................................................	4,016	3,963	3,871
Regulatory adjustments to the accounting basis ............................................	(3,024)	(4,331)	888
Deductions ..................................................................................................	(32,580)	(31,284)	(33,649)

Core tier 1 capital ....................................................................................	126,892	122,496	125,762

Other tier 1 capital before deductions ..........................................................	18,103	17,939	18,339
Deductions ..................................................................................................	(1,001)	(845)	(988)

Tier 1 capital .............................................................................................	143,994	139,590	143,113

Total regulatory capital ...........................................................................	174,411	170,334	173,784

Total risk-weighted assets ......................................................................	1,213,963	1,209,514	1,168,529

Capital ratios	%	%	%

Core tier 1 ratio ..........................................................................................	10.4	10.1	10.8
Tier 1 ratio .................................................................................................	11.9	11.5	12.2
Total capital ratio .......................................................................................	14.4	14.1	14.9

Loans and advances to customers by industry sector and by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East and North Africa	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 March 2012
Personal .........................................	173,376	63,529	44,602	5,288	94,049	20,848	401,692	41.0
Residential mortgages .................	125,401	47,279	33,186	1,887	72,809	5,327	285,889	29.2
Other personal ...........................	47,975	16,250	11,416	3,401	21,240	15,521	115,803	11.8

Corporate and commercial .............	213,602	93,044	79,021	20,700	42,587	37,272	486,226	49.7
Manufacturing ............................	51,856	9,331	17,094	3,559	8,501	13,784	104,125	10.6
International trade and services ..	66,342	30,013	29,701	8,658	11,191	10,112	156,017	16.0
Commercial real estate ...............	33,130	21,066	9,734	949	7,156	3,546	75,581	7.7
Other property-related ...............	8,339	17,222	6,631	1,762	5,791	703	40,448	4.1
Government ...............................	2,071	2,934	507	1,515	724	1,874	9,625	1.0
Other commercial ......................	51,864	12,478	15,354	4,257	9,224	7,253	100,430	10.3

Financial ........................................	55,935	3,895	3,755	1,359	18,890	2,171	86,005	8.8
Non-bank financial institutions ..	55,060	3,054	3,344	1,310	18,587	2,075	83,430	8.5
Settlement accounts ...................	875	841	411	49	303	96	2,575	0.3

Asset-backed securities reclassified ..	4,500	-	-	-	437	-	4,937	0.5

Total gross loans and advances to customers1 ..................................	447,413	160,468	127,378	27,347	155,963	60,291	978,860	100.0

At 31 December 2011
Personal .........................................	166,147	63,181	43,580	5,269	95,336	20,112	393,625	41.1
Residential mortgages .................	119,902	46,817	32,136	1,837	73,278	4,993	278,963	29.1
Other personal ...........................	46,245	16,364	11,444	3,432	22,058	15,119	114,662	12.0

Corporate and commercial .............	204,984	91,592	77,887	21,152	41,271	35,930	472,816	49.3
Manufacturing ............................	45,632	9,004	16,909	3,517	7,888	13,104	96,054	10.0
International trade and services ..	64,604	29,066	29,605	8,664	10,710	10,060	152,709	15.9
Commercial real estate ...............	32,099	20,828	9,537	1,002	7,069	3,406	73,941	7.7
Other property-related ...............	7,595	17,367	6,396	1,770	5,729	682	39,539	4.1
Government ...............................	3,143	2,918	962	1,563	656	1,837	11,079	1.2
Other commercial ......................	51,911	12,409	14,478	4,636	9,219	6,841	99,494	10.4

Financial ........................................	63,671	3,473	3,183	1,168	12,817	1,907	86,219	9.0
Non-bank financial institutions ..	63,313	3,192	2,937	1,162	12,817	1,854	85,275	8.9
Settlement accounts ...................	358	281	246	6	-	53	944	0.1

Asset-backed securities reclassified ..	4,776	-	-	-	504	-	5,280	0.6

Total gross loans and advances to customers ...................................	439,578	158,246	124,650	27,589	149,928	57,949	957,940	100.0

At 30 June 2011
Personal .........................................	172,383	61,704	44,300	5,196	131,676	24,091	439,350	41.6
Residential mortgages .................	119,993	45,496	32,224	1,791	76,690	5,897	282,091	26.7
Other personal ...........................	52,390	16,208	12,076	3,405	54,986	18,194	157,259	14.9

Corporate and commercial .............	221,361	94,566	74,726	20,786	38,761	41,147	491,347	46.5
Manufacturing ............................	59,550	9,015	17,350	3,281	6,294	14,806	110,296	10.4
International trade and services ..	66,118	33,572	28,778	9,035	10,472	12,338	160,313	15.2
Commercial real estate ...............	31,066	20,379	9,728	1,037	7,673	3,449	73,332	6.9
Other property-related ...............	7,189	16,097	5,643	1,897	5,391	840	37,057	3.5
Government ...............................	2,126	3,252	430	1,251	311	2,055	9,425	0.9
Other commercial ......................	55,312	12,251	12,797	4,285	8,620	7,659	100,924	9.6

Financial ........................................	92,799	3,673	3,231	1,281	16,563	2,712	120,259	11.4
Non-bank financial institutions ..	91,636	3,042	2,794	1,267	16,563	2,654	117,956	11.2
Settlement accounts ...................	1,163	631	437	14	-	58	2,303	0.2

Asset-backed securities reclassified ..	5,120	-	-	-	544	-	5,664	0.5

Total gross loans and advances to customers ...................................	491,663	159,943	122,257	27,263	187,544	67,950	1,056,620	100.0

1 Additionally, gross loans and advances to customers of US$34,450m (31 December 2011: US$36,719m) are reported within disposal groups held for sale.

Exposures to countries in the eurozone

The tables below summarise our exposures to governments and central banks of selected eurozone countries along with near/quasi government agencies, and banks of selected eurozone countries.

Exposures to peripheral eurozone countries - sovereigns and agencies

At 31 March 2012, our exposure to the sovereign and agency debt of Greece, Ireland, Italy, Portugal and Spain was US$4.4bn, down from US$4.7bn at 31 December 2011. Of the total financial investments available for sale, approximately 33% mature within one year, 24% between one and three years and 43% in excess of three years. In the quarter ended 31 March 2012, no significant impairment charge was recognised in respect of Greek sovereign and agency exposures and no impairment charge was recognised in respect of our sovereign and agency exposures to Ireland, Italy, Portugal, and Spain. During 1Q12, our Greek sovereign exposure decreased significantly as a result of the debt restructuring in March 2012 and the associated settlement of CDS contracts.

	Greece	Ireland	Italy	Portugal	Spain	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 March 2012
Loans and advances .......................	-	-	-	-	0.1	0.1
Financial investments held to maturity ....................................	-	-	0.1	-	-	0.1
- fair value ................................	-	-	0.1	-	-	0.1

Financial investments available for sale ......................................	-	0.1	0.4	0.1	1.0	1.6
- cumulative impairment ...........	-	-	-	-	-	-
- amortised cost ........................	-	0.1	0.4	0.1	1.0	1.6

Net trading assets ..........................	0.1	0.2	1.9	0.1	0.2	2.5
- gross trading assets ..................	0.1	0.3	6.7	0.3	1.5	8.9
- short positions ........................	-	(0.1)	(4.8)	(0.2)	(1.3)	(6.4)

Derivatives1 ..................................	-	-	-	-	0.1	0.1
- gross derivative assets .............	-	0.3	0.7	0.3	0.2	1.5
- collateral and derivative liabilities ............................	-	(0.3)	(0.7)	(0.3)	(0.1)	(1.4)

Total .............................................	0.1	0.3	2.4	0.2	1.4	4.4

Of which, on-balance sheet exposures held to meet insurance liabilities .....................	-	0.1	0.3	0.1	0.4	0.9
- discretionary participatory .....	-	0.1	0.3	0.1	0.4	0.9

Off-balance sheet exposures ..........	-	-	-	-	1.0	1.0
- commitments .........................	-	-	-	-	1.0	1.0

Total credit default swaps
- CDS asset positions .................	-	0.2	0.6	0.4	0.5	1.7
- CDS liability positions ............	-	(0.2)	(0.6)	(0.3)	(0.5)	(1.6)
- CDS asset notionals ................	-	1.2	6.4	1.3	4.4	13.3
- CDS liability notionals ............	-	1.1	5.9	1.3	4.5	12.8

1 Derivative assets net of collateral and derivative liabilities for which a legally enforceable right of offset exists.

Exposures to peripheral eurozone countries - banks

At 31 March 2012, our exposure to the debt of banks domiciled in Greece, Ireland, Italy, Portugal and Spain was US$8.6bn, up from US$8.2bn at 31 December 2011. We have not recognised any impairment in respect of the exposures set out below.

	Greece	Ireland	Italy	Portugal	Spain	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 March 2012
Loans and advances .......................	0.1	-	0.5	0.3	0.2	1.1
Financial investments held to maturity ................................	-	0.2	0.2	-	-	0.4
- fair value ...............................	-	0.2	0.2	-	-	0.4

Financial investments available for sale ......................................	-	0.5	0.3	-	0.5	1.3
- amortised cost ........................	-	0.5	0.3	-	0.5	1.3

Net trading assets ..........................	0.3	1.6	0.5	0.1	2.0	4.5
- gross trading assets ..................	0.3	1.6	0.5	0.1	2.3	4.8
- short positions ........................	-	-	-	-	(0.3)	(0.3)

Derivatives1 ..................................	0.1	0.4	0.4	0.1	0.3	1.3
- gross derivative assets .............	0.7	7.7	2.0	0.2	3.8	14.4
- collateral and derivative liabilities ............................	(0.6)	(7.3)	(1.6)	(0.1)	(3.5)	(13.1)

Total .............................................	0.5	2.7	1.9	0.5	3.0	8.6

Of which, on-balance sheet exposures held to meet insurance liabilities .....................	-	0.2	0.4	-	0.4	1.0
- discretionary participatory .....	-	0.2	0.4	-	0.4	1.0

Off-balance sheet exposures ..........	0.2	-	0.1	-	0.4	0.7
- guarantees and other ...............	0.2	-	0.1	-	0.4	0.7

Total credit default swaps
- CDS asset positions .................	-	-	0.4	0.1	0.1	0.6
- CDS liability positions ............	-	-	(0.4)	(0.1)	(0.1)	(0.6)
- CDS asset notionals ................	-	-	5.3	0.6	2.0	7.9
- CDS liability notionals ............	-	-	5.3	0.6	1.8	7.7

1 Derivative assets net of collateral and derivative liabilities for which a legally enforceable right of offset exists.

Summary information - global businesses

Retail Banking and Wealth Management

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions ................................	8,816	8,097	7,864	9,094	8,478

Loan impairment charges and other credit risk provisions ..	(1,770)	(2,042)	(3,007)	(2,062)	(2,208)

Net operating income .....................................................	7,046	6,055	4,857	7,032	6,270

Total operating expenses ...................................................	(5,125)	(5,421)	(5,035)	(5,224)	(5,522)

Operating profit/(loss) ...................................................	1,921	634	(178)	1,808	748

Share of profit in associates and joint ventures ...................	261	286	402	358	212

Profit before tax ..............................................................	2,182	920	224	2,166	960

Of which relates to:
US Card and Retail Services ............................................	669	570	509	374	608
US run-off portfolios ......................................................	(211)	(989)	(2,120)	(572)	(791)
Rest of RBWM ...............................................................	1,724	1,339	1,835	2,364	1,143

	%	%	%	%	%

Cost efficiency ratio ..........................................................	58.1	67.0	64.0	57.4	65.1
Pre-tax return on average risk-weighted assets (annualised)	2.5	1.0	0.2	2.4	1.1

Commercial Banking

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	4,043	3,920	4,011	3,972	3,708

Loan impairment charges and other credit risk provisions ..	(412)	(549)	(547)	(397)	(245)

Net operating income .....................................................	3,631	3,371	3,464	3,575	3,463

Total operating expenses ...................................................	(1,798)	(1,886)	(1,870)	(1,679)	(1,786)

Operating profit .............................................................	1,833	1,485	1,594	1,896	1,677

Share of profit in associates and joint ventures ...................	371	319	360	358	258

Profit before tax ..............................................................	2,204	1,804	1,954	2,254	1,935

	%	%	%	%	%

Cost efficiency ratio ..........................................................	44.5	48.1	46.6	42.3	48.2
Pre-tax return on average risk-weighted assets (annualised)	2.3	1.9	2.1	2.5	2.3

Global Banking and Markets

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	5,799	3,870	3,498	4,544	5,145

Loan impairment (charges)/recoveries and other credit risk provisions ......................................................................	(178)	(319)	(331)	(395)	61

Net operating income .....................................................	5,621	3,551	3,167	4,149	5,206

Total operating expenses ...................................................	(2,717)	(2,506)	(2,356)	(2,449)	(2,411)

Operating profit .............................................................	2,904	1,045	811	1,700	2,795

Share of profit in associates and joint ventures ...................	175	187	195	179	137

Profit before tax ..............................................................	3,079	1,232	1,006	1,879	2,932

	%	%	%	%	%

Cost efficiency ratio ..........................................................	46.9	64.8	67.4	53.9	46.9
Pre-tax return on average risk-weighted assets (annualised)	2.9	1.2	1.0	2.0	3.3

Management view of net operating income1

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Global Markets ...................................................................	3,143	1,669	1,283	2,234	2,912
Credit .............................................................................	305	24	(219)	237	293
Rates ..............................................................................	1,194	227	(241)	367	988
Foreign Exchange ...........................................................	957	830	925	779	738
Equities ..........................................................................	185	88	261	266	346
Securities Services ...........................................................	395	389	430	440	414
Asset and Structured Finance ..........................................	107	111	127	145	133

Global Banking ...................................................................	1,347	1,355	1,376	1,419	1,251
Financing and Equity Capital Markets ............................	718	765	804	893	771
Payments and Cash Management ...................................	433	426	413	364	331
Other transaction services ..............................................	196	164	159	162	149

Balance Sheet Management ................................................	1,280	833	890	841	924
Principal Investments ........................................................	76	22	12	76	99
Other .................................................................................	(47)	(9)	(63)	(26)	(41)

Net operating income1 .......................................................	5,799	3,870	3,498	4,544	5,145

1 Net operating income before loan impairment charges and other credit risk provisions.

Global Private Banking

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	826	770	833	844	845

Loan impairment (charges)/recoveries and other credit risk provisions ......................................................................	(6)	(62)	(2)	(30)	8

Net operating income .....................................................	820	708	831	814	853

Total operating expenses ...................................................	(535)	(565)	(584)	(571)	(546)

Operating profit .............................................................	285	143	247	243	307

Share of profit in associates and joint ventures ...................	1	1	1	1	1

Profit before tax ..............................................................	286	144	248	244	308

	%	%	%	%	%

Cost efficiency ratio ..........................................................	64.8	73.4	70.1	67.7	64.6
Pre-tax return on average risk-weighted assets (annualised)	5.1	2.5	4.2	4.0	4.9

Other1

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income/(expense) before loan impairment charges and other credit risk provisions .....................................................................	(1,786)	1,794	5,323	1,701	327
- of which effect of changes in own credit spread on the fair value of long-term debt issued ..............................	(2,644)	(38)	4,114	446	(589)

Loan impairment (charges)/recoveries and other credit risk provisions ......................................................................	−	1	(3)	2	-

Net operating income/(expense) ...................................	(1,786)	1,795	5,320	1,703	327

Total operating expenses ...................................................	(1,675)	(2,600)	(1,606)	(1,719)	(1,567)

Operating profit/(loss) ...................................................	(3,461)	(805)	3,714	(16)	(1,240)

Share of profit/(loss) in associates and joint ventures .........	32	(52)	9	41	11

Profit/(loss) before tax ...................................................	(3,429)	(857)	3,723	25	(1,229)

1  The main items reported under 'Other' are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures, movements in the fair value of own debt designated at fair value (the remainder of the Group's gain on own debt is included in GB&M) and HSBC's holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.

Summary information - geographical regions

Europe

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	3,885	5,357	7,549	6,029	5,311

Loan impairment charges and other credit risk provisions ..	(347)	(646)	(693)	(862)	(311)

Net operating income .....................................................	3,538	4,711	6,856	5,167	5,000

Total operating expenses ...................................................	(4,534)	(5,145)	(3,910)	(3,659)	(4,355)

Operating profit/(loss) ...................................................	(996)	(434)	2,946	1,508	645

Share of profit/(loss) in associates and joint ventures .........	(1)	3	9	(13)	7

Profit/(loss) before tax ...................................................	(997)	(431)	2,955	1,495	652

	%	%	%	%	%

Cost efficiency ratio ..........................................................	116.7	96.0	51.8	60.7	82.0
Pre-tax return on average risk-weighted assets (annualised)	(1.2)	(0.5)	3.7	1.9	0.9

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	54	252	301	735	34
Commercial Banking ..........................................................	482	328	315	602	442
Global Banking and Markets ...............................................	951	(416)	(509)	101	901
Global Private Banking ......................................................	165	88	154	137	178
Other .................................................................................	(2,649)	(683)	2,694	(80)	(903)

Profit/(loss) before tax .......................................................	(997)	(431)	2,955	1,495	652

Hong Kong

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	3,086	2,671	2,597	2,745	2,669

Loan impairment charges and other credit risk provisions ..	(19)	(19)	(112)	(16)	(9)

Net operating income .....................................................	3,067	2,652	2,485	2,729	2,660

Total operating expenses ...................................................	(1,205)	(1,216)	(1,203)	(1,235)	(1,104)

Operating profit .............................................................	1,862	1,436	1,282	1,494	1,556

Share of profit in associates and joint ventures ...................	35	18	6	25	6

Profit before tax ..............................................................	1,897	1,454	1,288	1,519	1,562

	%	%	%	%	%

Cost efficiency ratio ..........................................................	39.0	45.5	46.3	45.0	41.4
Pre-tax return on average risk-weighted assets (annualised).	7.3	5.4	4.7	5.4	5.7

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	944	759	664	795	804
Commercial Banking ..........................................................	500	392	391	449	376
Global Banking and Markets ...............................................	434	376	309	268	363
Global Private Banking ......................................................	64	32	26	61	69
Other .................................................................................	(45)	(105)	(102)	(54)	(50)

Profit before tax ................................................................	1,897	1,454	1,288	1,519	1,562

Rest of Asia-Pacific

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	2,984	2,610	2,755	2,823	2,525

Loan impairment charges and other credit risk provisions ..	(176)	(54)	(113)	(38)	(62)

Net operating income .....................................................	2,808	2,556	2,642	2,785	2,463

Total operating expenses ...................................................	(1,485)	(1,471)	(1,499)	(1,477)	(1,359)

Operating profit .............................................................	1,323	1,085	1,143	1,308	1,104

Share of profit in associates and joint ventures ...................	701	636	865	800	530

Profit before tax ..............................................................	2,024	1,721	2,008	2,108	1,634

	%	%	%	%	%

Cost efficiency ratio ..........................................................	49.8	56.4	54.4	52.3	53.8
Pre-tax return on average risk-weighted assets (annualised)	2.8	2.6	3.2	3.6	3.0

Profit before tax by global business

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	465	355	520	447	319
Commercial Banking ..........................................................	577	572	613	593	468
Global Banking and Markets ...............................................	869	792	757	796	744
Global Private Banking ......................................................	26	13	29	22	27
Other .................................................................................	87	(11)	89	250	76

Profit before tax ................................................................	2,024	1,721	2,008	2,108	1,634

Middle East and North Africa

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	602	680	691	643	593

Loan impairment charges and other credit risk provisions ..	(111)	(108)	(86)	(61)	(38)

Net operating income .....................................................	491	572	605	582	555

Total operating expenses ...................................................	(261)	(308)	(277)	(286)	(288)

Operating profit .............................................................	230	264	328	296	267

Share of profit in associates and joint ventures ...................	102	76	77	116	68

Profit before tax ..............................................................	332	340	405	412	335

	%	%	%	%	%

Cost efficiency ratio ..........................................................	43.4	45.3	40.1	44.5	48.6
Pre-tax return on average risk-weighted assets (annualised)	2.3	2.3	2.8	2.9	2.5

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	79	59	87	53	48
Commercial Banking ..........................................................	170	112	129	149	147
Global Banking and Markets ...............................................	71	134	170	195	144
Global Private Banking ......................................................	3	(2)	1	-	(1)
Other .................................................................................	9	37	18	15	(3)

Profit before tax ................................................................	332	340	405	412	335

North America

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	3,561	3,621	4,139	4,227	4,013

Loan impairment charges and other credit risk provisions ..	(1,110)	(1,575)	(2,392)	(1,457)	(1,592)

Net operating income .....................................................	2,451	2,046	1,747	2,770	2,421

Total operating expenses ...................................................	(1,991)	(2,295)	(2,022)	(2,354)	(2,248)

Operating profit/(loss) ...................................................	460	(249)	(275)	416	173

Share of profit in associates and joint ventures ...................	2	8	10	9	8

Profit/(loss) before tax ...................................................	462	(241)	(265)	425	181

	%	%	%	%	%

Cost efficiency ratio ..........................................................	55.9	63.4	48.9	55.7	56.0
Pre-tax return on average risk-weighted assets (annualised)	0.6	(0.3)	(0.3)	0.5	0.2

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	532	(618)	(1,602)	(86)	(359)
Card and Retail Services ..................................................	669	570	509	374	608
Run-off portfolios ..........................................................	(211)	(989)	(2,120)	(572)	(791)
Rest of RBWM ...............................................................	74	(199)	9	112	(176)
Commercial Banking ..........................................................	283	246	268	200	288
Global Banking and Markets ...............................................	398	137	(18)	267	489
Global Private Banking ......................................................	23	7	34	17	32
Other .................................................................................	(774)	(13)	1,053	27	(269)

Profit/(loss) before tax .......................................................	462	(241)	(265)	425	181

Latin America

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions ................................	2,886	2,745	3,025	2,990	2,693

Loan impairment charges and other credit risk provisions ..	(603)	(569)	(494)	(448)	(372)

Net operating income .....................................................	2,283	2,176	2,531	2,542	2,321

Total operating expenses ...................................................	(1,680)	(1,776)	(1,767)	(1,933)	(1,779)

Operating profit .............................................................	603	400	764	609	542

Share of profit in associates and joint ventures ...................	1	−	-	-	−

Profit before tax ..............................................................	604	400	764	609	542

	%	%	%	%	%

Cost efficiency ratio ..........................................................	58.2	64.7	58.4	64.6	66.1
Pre-tax return on average risk-weighted assets (annualised)	2.3	1.6	2.9	2.3	2.2

Profit/(loss) before tax by global business

	Quarter ended
	31 Mar 2012	31 Dec 2011	30 Sep 2011	30 Jun 2011	31 Mar 2011
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management ............................	108	113	254	222	114
Commercial Banking ..........................................................	192	154	238	261	214
Global Banking and Markets ...............................................	356	209	297	252	291
Global Private Banking ......................................................	5	6	4	7	3
Other .................................................................................	(57)	(82)	(29)	(133)	(80)

Profit before tax ................................................................	604	400	764	609	542

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 08 May, 2012